

05042147

AM 3/8/2005

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
Form X-17A-5
PART III

SEC FILE NUMBER
8-52502

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Trading Online, LLC

OFFICIAL USE ONLY
104038
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, Suite 630
(No. and Street)

New York, (City) New York (State) 10118 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2005 WASH. D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Wolff 212-279-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C100, (Address) Lake Success, (City) New York (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4-12

OATH OR AFFIRMATION

I, [redacted] Gary Roth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Trding Online, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gary Roth
Signature

OWNER
Title

Notary Public

Anthony C. Baker
Notary Public, State of New York
No. 01BA5052740
Qualified in Richmond County
Commission Expires 12/4/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- X (c) *Statement of Income (Loss).*
- X (d) Statement of cash flows.
- X (e) Statement of Changes in Member's Equity.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment [redacted]

EQUITY TRADING ONLINE, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Current Assets:		
Cash and Cash Equivalents	$ 251,910	$ 108,502
Commissions Receivable	212,506	242,191
Interest Receivable	27,101	111,953
Municipal Bond Trading Inventory	2,125,960	4,690,290
Futures Trading Inventory	5,125	10,313
Prepaid Expenses	4,818	-
Total Current Assets	2,627,420	5,163,249
Other Assets:		
Deposits with Clearing Broker	30,000	55,013
Subordinated Loan Receivable	1,100,000	1,400,000
	$ 1,130,000	$ 1,455,013
Total Assets	$ 3,757,420	$ 6,618,262

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
Current Liabilities:		
Amounts due Clearing Broker	$ 2,006,571	$ 4,509,846
Accrued Expenses	218,219	113,804
Total Current Liabilities	2,224,790	4,623,650
Subordinated Loan Payable	1,100,000	1,400,000
Members' Equity	432,630	594,612
Total Liabilities and Members' Equity	$ 3,757,420	$ 6,618,262

See the accompanying notes and auditors' report.